

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 1, 2016

Venkat Garikapati
Chief Executive Officer
Scottline Healthcare Solutions, Inc.
6575 West Loop South, Suite 140
Bellaire, TX 77401

> **Re:** **Scottline Healthcare Solutions, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 5, 2016**
> **File No. 024-10575**

Dear Garikapati:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   It appears the Series A Convertible Preferred Stock may be convertible within one year or at your discretion. If so, please note that the common stock underlying the Series A Convertible Preferred Stock must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the Series A Convertible Preferred Stock, or advise. Further, be advised that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, to the extent you seek qualification of the

underlying common stock, please revise to provide a fixed price at which your Series A
Convertible Preferred Stock may be converted, or advise. Refer to Rule 251(d)(3)(ii) of
Regulation A and SEC Release No. 33-9741.

Part III

Exhibits, page 29

2.   Please file the certificate of designation for your Series A Convertible Preferred Stock.
        See Item 17(3) of Part III of Form 1-A.

3.   Please file a form of subscription agreement that is to be used in connection with this
        offering. See Item 17(4) of Part III of Form 1-A.

4.   Please file an opinion of counsel as to the legality of the securities covered by this
        offering statement. See Item 17(12) of Part III of Form 1-A. For additional guidance,
        consider Staff Legal Bulletin No. 19, available on our website.

        We will consider qualifying your offering statement at your request. In connection with
your request, please confirm in writing that at least one state has advised you that it is prepared
to qualify or register your offering. If a participant in your offering is required to clear its
compensation arrangements with FINRA, please have FINRA advise us that it has no objections
to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written
statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the
  filing, it does not foreclose the Commission from taking any action with respect to the
  filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  qualifying the filing, does not relieve the company from its full responsibility for the
  adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any
  proceeding initiated by the Commission or any person under the federal securities laws of
  the United States.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or, in his absence, the undersigned at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: M. Richard Cutler, Esq.
       Cutler Law Group